UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibits 99.1, 99.2, 99.3 and 99.4 to this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-236949) and Form F-10 (File No. 333-272013)

EXHIBIT INDEX

Exhibit Number	Description
99.1	Third Amendment to Seventh Amended and Restated Credit Agreement, entered into as of August 17, 2023, among GFL Environmental Inc., each of GFL Environmental Inc.'s subsidiaries party thereto, Bank of Montreal, as administrative agent and the lenders and others party thereto.

99.2	Fourth Amendment to Seventh Amended and Restated Credit Agreement, entered into as of December 29, 2023, among GFL Environmental Inc., each of GFL Environmental Inc.'s subsidiaries party thereto, Bank of Montreal, as administrative agent and the lenders and others party thereto.

99.3	Fifth Amendment to Term Loan Credit Agreement, entered into as of September 22, 2023, among GFL Environmental Inc., each of GFL Environmental Inc.'s subsidiaries party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto.

99.4	Amendment to Fifth Amended and Restated Registration Rights Agreement, entered into as of April 28, 2023, among GFL Environmental Inc. and the others party thereto.

99.5	Code of Ethics.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

	By:	/s/ Mindy Gilbert
	Name:	Mindy Gilbert
Date: February 23, 2024	Title:	Executive Vice President and Chief Legal Officer

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